

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
David W. Crane
President and Chief Executive Officer
NRG Yieldco, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Yieldco, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 13, 2013**
> **CIK No. 0001567683**

Dear Mr. Crane:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all required exhibits, such as the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that several of your projects are dependent on the Federal Government's 1603 cash grant program. We also note that the recent sequestration of the Federal budget may impact this program. As your review moves forward, please update your prospectus as the impact of sequestration becomes known.

Prospectus Cover Page

4. We note your disclosure, "The holders of our Class B common stock will hold the remaining ____% of the voting power in NRG Yieldco, Inc." Please revise this disclosure to identify that the initial holder of your Class B common stock will be NRG.

5. We note that you have listed your joint book-running managers. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present these roles on the back cover page.

Summary, page 1

6. Here or in an appropriate place in your prospectus, please add a discussion of the conflicts of interest inherit in the organization structure you have chosen for this registrant. Please ensure that you discuss that NRG does not owe Yieldco Inc. or your stockholders any fiduciary duties.

7. In an appropriate place in this section, please disclose the amount(s) that NRG will receive in conjunction with this offering, including all cash distributions to NRG that will be funded from the proceeds of this offering and any proceeds from the purchase of securities you will make from NRG. Please include the value of any equity that NRG will receive in connection with the offering, including the Class B common stock to be issued to NRG by you.

Purpose of Yieldco, page 2

8. We note your indication under "Purpose of Yieldco" that one of your objectives is to "create a pure-play public issuer with superior operating, financial and tax characteristics that will appeal to dividend growth-oriented investors…" Elaborate upon the basis for your belief as to superiority in each of the categories you mention.

Current Operations, page 2

9. You state in the paragraph preceding your graph of cash available for distribution on pages 3 and 97 that it includes your forecasts for the twelve months ending March 31, 2013 through the twelve months ended March 31, 2015. However, it appears that only the twelve months ending March 31, 2014 and 2015 are included. Please explain or revise.

10. In the first paragraph you also refer to certain projects with future expected COD dates, however, it does not appear that you refer to all of such projects. With a view to completeness, please also refer to your Dover Energy Center or tell us why you believe a reference is unnecessary.

11. We note your disclosure in footnote (1) on page 3. Please explain your basis for excluding from forecasted cash available for distribution the $7 million in management services that you forecast will be paid to NRG Energy, Inc. under the MSA when these appear to be cash payments that will reduce the amount available for distribution. Furthermore, please explain what footnote (2) on page 3 relates to.

Our Growth Strategy, page 4

12. We note your indication here and elsewhere in your registration statement that you have acquisition opportunities available to you in the future such as the NRG ROFO Assets. Because it appears that you do not know when such assets will be, if ever, offered to you to purchase, please state as much. Please also highlight the inherent conflicts of interest associated with such offer, considering you and NRG share the same management. Please also explain why these assets, as opposed to any of NRG's other assets, were included in the terms of the ROFO Agreement and why they would be attractive assets for you to acquire.

Our Operations, page 5

13. It appears that you have utilized a defined name for each of the assets you list on page 5. Please define each project and its form of organization or include a cross reference to where this is presented.

Industry Overview, page 7

14. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

- "The electric power industry is one of the largest in the United States, …" page 7;
- "According to the EIA, the decrease in delivered natural gas prices, coupled with highly efficient combined-cycle natural gas-fired generation facilities, have already resulted in coal-to-gas fuel switching." page 8; and,
- "According to the Brattle Group, as of July 2012, approximately 30 GW of coal-fired generation capacity, which represents roughly 10% of the existing coal-fired generation capacity in the U.S., had announced plans to retire by 2016." page 8.

These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Risks Associated with our Business, page 18

15. Please present a table that indicates the aggregate amount of offtake in which the contract price is above that which would be negotiable at current power rates and their expiration dates along with some measure of weighted average MWh volume compared to similar amounts for those offtake agreements in which the contract prices are below current negotiable power rates.

16. Please ensure that this discussion is sufficiently specific to be meaningful to readers, in the same manner as the specificity you provide regarding your competitive strengths. For example, please address the fact that the strength you refer to regarding NRG's controlling interest also means that NRG has the ability to control dividends made to it through Yieldco LLC and, as a result, NRG could receive dividends when other shareholders do not.   As another example, please also address in more detail that your ability to receive certain cash grants with respect to your renewable assets is uncertain and could negatively impact your business.

Summary Historical and Pro Forma Financial Data, pages 25 and 26

17. We note your reconciliation from net income to Adjusted EBITDA includes the fiscal years ended December 31, 2011 and 2010, as well as the nine months ended September 30, 2012 and 2011. Please tell us whether you intend to present pro forma Adjusted EBITDA on page 25 and if so, tell us how you believe it is relevant and useful. If presented, please revise to present a similar reconciliation as to that on page 26 for pro forma Adjusted EBITDA.

Risk Factors, page 27

Risks Related to our Relationship with NRG, page 41

NRG will be our controlling stockholder… page 41

18. You state here that NRG will beneficially own all of your outstanding Class B common stock and that each share "is entitled to ___ votes per share." Your disclosure on page 144 indicates that each share of Class B common stock entitles the holder to one vote. Please ensure that this disclosure is consistent.

Risks Related to our Business, page 34

19. We note your disclosure that a portion of your thermal assets are sold at rates approved by federal or state regulatory commissions. You further state that said regulation is generally premised on the recovery of prudently incurred costs and a reasonable rate of return on invested capital, and your rates are *generally* regulated based on an analysis of your costs incurred in a base year. We note similar disclosure within Note 1 to your financial statements on page F-23. Please explain in detail whether or not you believe these thermal operations, or any other operations, fall within the scope of ASC 980-10-15-4. In this regard, please explain to us in detail the specific involvement of the regulatory commission in setting these rates. If any of your generated power consists of Qualifying Facilities pursuant to PURPA, please advise whether such plants could be considered cost determined rates under 980-10-15. Please be detailed in your response differentiating between how each generating unit or power purchase agreement is treated under the applicable regulatory scheme.

Risks Inherent in an Investment in Us, page 46

20. We note your disclosure on page 46 that the assumptions about meteorological conditions and fuel supply are variable and difficult to predict. Please explain to us your reasonable basis for a two-year projection under Item 10(b)(2) of Regulation S-K.

Use of Proceeds, page 53

21. If the $40 million being remitted to Yieldco LLC will be used by Yieldco LLC to discharge indebtedness, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be retired was incurred within one year, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. Please see Instruction 4 to Item 504 of Regulation S-K.

Cash Dividend Policy, page 56

Unaudited Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve Months Ended September 30, 2012, page 60

22. It is our understanding that based on your disclosure of anticipated events that will occur following this planned offering on page 15 that NRG Energy, Inc. will own a non-managing member economic ownership interest in NRG Yieldco LLC. Please revise to include a non-controlling interest line item or explain why such a line item is not relevant for this presentation.

David W. Crane
NRG Yieldco, Inc.
March 15, 2013
Page 6

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2014 and
2015, page 63

23. Please explain to us what "Capital contributed to fund growth capital expenditures, net"
on page 63 represents.

24. It is our understanding that based on your disclosure of anticipated events that will occur
following this planned offering on page 15 that NRG Energy, Inc. will own a non-
managing member economic ownership interest in NRG Yieldco LLC. Please revise to
include a non-controlling interest line item or explain why such a line item is not relevant
for this presentation.

    Additionally, as it appears that the forecast presented on page 63 as well as the cash
    available for distribution presentation on page 60 are for NRG Yieldco, Inc., please tell
    us why certain line items at the bottom of the forecast have been titled "Yieldco LLC,"
    whether the amount of distributable cash for "Yieldco LLC" is unrestricted for
    distribution to NRG Yieldco, Inc., and whether any expenses would be incurred at the
    NRG Yieldco, Inc. level that would affect the amount of distributable cash to the Class A
    common shareholders versus the amount payable to the Class B LLC holders. In this
    regard, please tell us the level (i.e. Yieldco LLC or NRG Yieldco, Inc.) that MSA
    payments to NRG Energy, Inc. are assessed.

25. We note your disclosure on page 66 of increases in the average capacity factor for solar
facilities from 27% for the twelve months ending March 31, 2014 to 39% for the twelve
months ending March 31, 2014. We also note a large decrease in Adjusted EBITDA
margin per MWh for the comparative years. With a view toward disclosure, please
explain to us in detail what is causing the fluctuations in these assumptions. In this
regard, a supplemental narrative on how you calculate Adjusted EBITDA margin would
be helpful to our understanding along with a narrative comparison to "spark spread."

26. We note your disclosure on page 66 regarding the material increase in forecasted revenue
as compared to your historical periods presented, attributing the increase to additional
projects achieving commercial operation. Please tell us what consideration was given to
including an in-depth discussion of the reasons for the increase, such as forecasted
volume and prices as compared to historical measures, and the percentage fluctuation due
to additional projects achieving commercial operation versus changes in the operations of
existing projects.

27. Please also indicate estimated operating revenue per MWh in the first paragraph under
"Total Operating Revenue".

Financing and Other, page 69

28. You indicate here that NRG will apply for the respective 1603 Cash Grant Proceeds and you disclose the respective amounts of indebtedness that will be paid off upon receipt of such proceeds. You proceed to discuss the amount of proceeds that will "remain with us." Elaborate upon your intended use of such proceeds and explain which entities you are referring to when you refer to "us."

Selected Historical Combined Financial Data, page 77

29. Paragraph 2 of the instructions to Item 301 of Regulation S-K requires the presentation of long-term obligations and redeemable preferred stock (including long-term debt, capital leases, and redeemable preferred stock) within selected financial data. We could not identify this item on page 77. Please explain or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

Overview, page 78

Company Description, page 78

30. We note your risk factor that your growth strategy depends in part on government incentives for renewable generation; see page 39. We also note your discussion under the heading "Industry," page 92, concerning these incentives and that you have availed and plan to continue to avail yourself of these government incentives. Considering these incentives appear to be material to your future operations please provide a discussion of them in your MD&A that discusses their importance to your business. In doing so, please identify and quantify each government incentive that you are currently availing yourself of (e.g. Federal cash-in-lieu of ITCs, DOE loan guarantee program, etc.) and the impact any loss of such incentive would have on you.

Combined Results of Operations of Our Predecessor, page 80

31. As you reported material changes in revenues during 2010 as compared to 2011, please revise to include within your analysis of revenues a more robust discussion of the impact of changes in prices or volumes sold. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 82

32. As it appears that you may be entering into a new credit facility prior to the closing of this offering, please update this section to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions.

Certain Relationships and Related Party Transactions, page 130

33. We note the various project management and O&M agreements you summarize here. Please revise to quantify the amount of the compensation that has been or will be provided under these agreements, consistent with Item 404(a)(3) of Regulation S-K.

Amended and Restated Operating Agreement of Yieldco, page 138

Voting and Economic Rights of Members, page 139

34. You generally discuss the allocation of distributions by Yieldco LLC, however, please clearly state that Yieldco LLC may opt to make distributions to NRG without making distributions to you and, correspondingly, holders of Class A units. Please make this clear throughout your prospectus.

Index to Financial Statements, page F-1

35. Please tell us the significance, if any, of parenthetical identification of "predecessor" for the interim financial statements but not the annual financial statements.

36. You have included an entry for the unaudited combined statement of stockholders' equity for the nine months ended September 30, 2012. We could not locate this financial statement in the filing. Please note that excluding a required financial statement could delay review of your filing.

37. Please include audited financial statements for the registrant, NRG Yieldco, Inc., in your filing. Please also advise when you expect to transfer the entities comprising the operations of the succeeding entity.

38. We did not identify disclosure of subsequent events within your footnotes. Accordingly, our assumption is that the non-inclusion of subsequent event disclosure means no subsequent events required disclosure. Please confirm or revise.

Combined Balance Sheets, pages F-3 and F-20

39. Since it appears the entities that will comprise NRG Yieldco, Inc. are LLCs, please tell us how you calculated retained earnings for NRG Yieldco and whether it represents their combined net profits less any cost allocations and distributions to the parent. Please also tell us whether a similar amount will be reported for NRG Yieldco, Inc. or whether NRG Yieldco, Inc. will start at 0 from inception. We assume no intercompany tax agreements exist, if not please advise. If the tax expense represents an allocation of your share of the tax paying parent's tax expense as your disclosure suggests, please include a description of the specific tax allocation method including whether it is based on a separate return

assumption. See SAB Topic 1:B.1. On a related point, please advise us whether you anticipate NRG Yieldco, Inc. will be a separate tax paying entity or will be included as part of a consolidated return. If the latter, please explain how it will qualify as part of a controlled group given NRG Energy, Inc.'s anticipated ownership interest. If you anticipate filing a separate return, with a view toward disclosure, please contrast what impact such election would have on the ability to utilize NOL's versus continued inclusion in the consolidated return. Lastly, please advise us whether users of the financial statements can rely upon retained earnings of NRG Yieldco and NRG Yieldco, Inc., if applicable and when presented, to represent amounts legally distributable under the applicable state law.

Note 5. Long-term Debt, page F-12

40. Please clarify here and in Note 9 on page F-38 whether LIBOR as used in this note represents 1 month, 3 month or some other LIBOR term.

Combined Statements of Operations, page F-17

41. We note your disclosure of certain related party transactions within your related party transactions footnote on pages F-45 through F-47. Rule 4-08(k)(1) of Regulation S-X requires the presentation of related party transactions on the face of the financial statements. Please explain the reason for balance sheet identification of related party transaction but no such identification for the remaining basic financial statements. If due to materiality, please provide your materiality analysis.

Note 2. Summary of Significant Accounting Policies

Power Purchase Agreements, or PPAs, page F-27

42. Please tell us whether your power purchase agreements are generally structured as leases. If not, please clarify why they would be considered operating leases. If so, please advise why leases are titled as power purchase agreements when the essence of a lease is an agreement to rent property. To further our understanding, please explain the business and economic reasons for your structure or terminology.

Asset Retirement Obligations, page F-28

43. Please tell us where the asset retirement obligation has been classified in your balance sheet. Additionally, please tell us the nature of the retirement obligation by type of generation unit including the specific legal or contractual provision that gives rise to such obligation(s).

Note 4. Property, Plant, and Equipment, page F-31

44. We note your presentation of one depreciable group of assets within PP&E entitled "facilities and equipment" and a depreciable life range of 2-45 years was included. With a view towards disclosure, please tell us what consideration you gave to further disaggregating the categories of assets to provide users with a more detailed disclosure of the types assets you hold relative to the related depreciable lives.

Additionally, please tell us how you determined the useful lives of your significant classes of PP&E.

Note 7. Accounting for Derivative Instruments and Hedging Activities, page F-36

45. Please tell us in detail and expand your disclosure to explain what you mean by your statement that NRG Yieldco's derivative commodity contracts do not impact the combined statement of operations as any gains or losses if realized, will be collected from customers through adjustments allowed by customer contracts, tariffs, or laws. Please also tell us if what we believe to be similar disclosure on the top of page F-12 should also include the gains, in addition to losses. In this regard, a general explanation of how such derivative commodity contracts are used by you and why the customer is responsible for losses may be helpful to our understanding.

Note 8. Intangible Assets, page F-37

46. Please tell us whether amortization of the out-of-market contract liability of the PPA for Blythe has been included in the determination of EBITDA as it represents a non-cash amortization credit. We may have further comment.

Item 17. Undertakings, page II-2

47. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director